Exhibit 12.1

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges

	Six Months
	Ended		Years Ended October 31,
	April 30, 2011		2010		2009		2008		2007		2006
	(Dollars in thousands)
	(Unaudited)

Earnings from continuing operations before income taxes	$27,969	(3)	$44,507	(4)	$35,788	(5)	$12,814	(6)	$55,417	(7)	$58,561	(8)
Fixed charges:
Interest charges(1)	11,634		24,679		27,985		29,943		27,896		30,203
Interest portion of lease expense(2)	804		1,518		1,524		1,428		1,470		1,604

Total fixed charges	12,438		26,197		29,509		31,371		29,366		31,807
Earnings from continuing operations before income taxes and fixed charges, less capitalized interest	$40,241	(3)	$70,417	(4)	$65,088	(5)	$44,047	(6)	$83,825	(7)	$89,798	(8)

Ratio of earnings to fixed charges	3.24	(3)	2.69	(4)	2.21	(5)	1.40	(6)	2.85	(7)	2.82	(8)

(1)	Includes capitalized interest expense of $166, $287, $209, $138, $958 and $570 for the six months ended April 30, 2011 and fiscal years 2010, 2009, 2008, 2007 and 2006, respectively.

(2)	The interest portion of lease expense is one-third of total lease expense.

(3)	Includes a $1,811 pre-tax net loss on early extinguishment of debt due to the debt refinancing transactions taking place during the second quarter of fiscal year 2011 and ($400) of net losses on dispositions.

(4)	Includes a $1,035 pre-tax net loss on early extinguishment of debt due to fiscal year 2010 debt repurchases.

(5)	Includes a $6,146 pre-tax net gain on early extinguishment of debt due to fiscal year 2009 debt repurchases, a $3,421 charge related to the estimated probable funding obligation to fund the cemetery perpetual care trust net realized losses, a $380 charge for hurricane related expenses, a $275 charge for separation charges primarily related to the retirement of an executive officer and ($218) of net impairment losses on dispositions.

(6)	Includes a charge of $2,297 for net expenses related to Hurricanes Katrina and Ike, a charge of $25,952 related to impairment of goodwill, a $13,281 charge related to the estimated probable obligation to fund the cemetery perpetual care trust net realized losses and ($353) of net impairment losses on dispositions.

(7)	Includes a charge of $2,533 for net expenses related to Hurricane Katrina, a charge of $580 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer, ($44) of net impairment losses on dispositions and $677 for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(8)	Includes a net recovery of $1,628 related to Hurricane Katrina expenses, business interruption insurance proceeds of $3,169 related to Hurricane Katrina, a charge of $991 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer and ($153) of net impairment losses on dispositions.